SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   ________

                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       	CONNECTICUT ENERGY CORPORATION

          	(Exact name of registrant as specified in its charter)

            Connecticut                                   06-0869582
      (State or Other Jurisdiction                       (IRS Employer
          of Incorporation)                           Identification No.)



              855 Main Street
          Bridgeport, Connecticut                             06604
 (Address of Principal Executive Offices)                   (zip Code)

   If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box.

   If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the
   Securities Act of 1933 pursuant to General
   Instruction A(c)(2) please check the following box.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class 		Name of Each Exchange on Which
to be so Registered   Each Class is to be Registered

Common Stock Purchase Rights		     		New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                              	None
                         ---------------
                        	(Title of class)

Item 1.	Description of Securities To Be Registered

On July 28, 1998, the Board of Directors of Connecticut
Energy Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $1.00, of the Company (the "Common Stock") to shareholders of record at the close of business on September 18, 1998 (the "Record Date"). The Rights are to be issued pursuant to a shareholder rights plan which was approved by the Board of Directors on July 28, 1998. Each Right entitles the registered holder to purchase from the Company one-half of one share of Common Stock at a price of $90.00 per share (the "Purchase Price"), being $45.00 per half share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (as modified or supplemented and in effect from time to time, the "Rights Agreement") between the Company and BankBoston, N.A. Rights Agent, as Rights Agent (the "Rights Agent").

Distribution Date; Transfer of Rights

Until the earlier to occur of (i) ten business days following the date (the "Shares Acquisition Date") of the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities of the Company ("Voting Stock") that have 15% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten business days (or such later time as may be specified by the Board of Directors of the Company and the Independent Directors) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 15% or more of the voting power of the outstanding shares of Voting Stock of the Company (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution
Date. The Rights will expire at the close of business on July 28, 2008, unless earlier redeemed or exchanged by the Company as described below.

Exercise of Rights for Common Stock of the Company

In the event that a Person becomes an Acquiring Person at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right then in effect. Notwithstanding any of the foregoing, following the occurrence of such event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Exercise of Rights for Shares of the Acquiring Company

In the event that, at any time following the Shares
Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the Purchase Price of the Right then in effect.

Adjustments to Purchase Price

The Purchase Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of the Common Stock or convertible securities at less than the then Current Market Price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in the Common Stock) or of subscription rights or warrants (other than those referred to above). Prior to the Distribution Date, the Board of Directors of the Company may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

With certain exceptions, no adjustment in the Purchase
Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment or (ii) the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

Redemption and Exchange of Rights

At any time prior to 5:00 P.M. Eastern Standard Time on the tenth day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Independent Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights with, if required, the concurrence of the Independent Directors, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after the occurrence of the event set forth under the heading "Exercise of Rights for Common Stock of the Company" above, the Board of Directors (with the concurrence of a majority of the Independent Directors) may exchange the Rights (other than Rights owned by an Acquiring Person, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other securities, cash or other assets deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

Until a Right is exercised or exchanged for Common
Stock, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock or other consideration of the Company or for the stock of the Acquiring Person as set forth above, or are exchanged as provided in the preceding paragraph.

Amendments to Terms of the Rights

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person); provided, however, that no supplement or amendment may be made on or after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights. The Board of Directors may also, with the concurrence of a majority of the Independent Directors, extend the redemption period for up to an additional 20 days.

The term "Independent Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Independent Directors, but shall not include an Acquiring Person or any representative thereof.

A copy of the Rights Agreement is filed herewith as
Exhibit 1. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

Item 7.	Financial Statements and Exhibits.

(c)	Exhibits.  The following exhibits are filed
herewith and incorporated herein by reference:

Exhibit Number

1	Rights Agreement dated as of July 28,1998 between
Connecticut Energy Corporation and BankBoston,
N.A. Rights Agent, as Rights Agent.

2	Press Release dated July 28, 1998.

	EXHIBIT INDEX

Number		Description		                     	Page

	99.1		Rights Agreement dated as of July 28,   8
       1998	between Connecticut Energy
       Corporation and BankBoston, N.A.
       Rights Agent.

	99.2		Press Release dated July 28, 1998.           68

           	          SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    CONNECTICUT ENERGY CORPORATION



  	  Dated: August 24, 1998	      By:       /s/Samuel W. Bowlby
                                     --------------------------
                                     Name:  Samuel W. Bowlby
                                     Title:  Vice President, General
                                             Counsel and Secretary